

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

Via E-mail
Jonathan Ellenthal
Chief Executive Officer and Vice Chairman
Patent Properties, Inc.
Two High Ridge Park
Stamford, CT 06905

  Re: Patent Properties, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed December 13, 2013
    File No. 333-191783

Dear Mr. Ellenthal:

  We have reviewed your letter dated December 13, 2013, and the above-referenced registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments, we are referring to our letter dated November 12, 2013.

General

1. Notwithstanding your response to prior comment 2, it appears the lack of an invention and secrecy agreement with Mr. Walker warrants prominent disclosure in light of his apparent significance to your company and the emphasis throughout your document regarding his historical activities and anticipated benefits you expect him to provide. We note your disclosure on page 30 that you intend to continue to build your invention portfolio under Mr. Walker's leadership. In a prominently-positioned risk factor discuss the risks to the company and its shareholders of the lack of an invention assignment and secrecy agreement with Mr. Walker. Additionally, references to Mr. Walker throughout should be accompanied by concise text that explains the lack of any contractual commitments from him. It appears that discussion of the possible terms of a "contemplated" invention assignment agreement is not significant to investors. Such discussion should be omitted or revised significantly. Your disclosure should focus on existing conditions and the potential adverse consequences to investors of those circumstances. Consistent with our prior comment, describe the uncertainties and limitations on the company's intellectual property rights to inventions by Mr. Walker in the absence of any assignment agreement to past as well as future inventions. Summarize and provide appropriate emphasis of these matters in the summary and in the risk factors section, and provide a reasonably detailed discussion in the business section. .

2. We note your responses to prior comment 3 on pages 2, 9 and 59. In those locations, please enhance your disclosure with quantitative data by stating the percentage of

revenues you received from each source of revenue that accounted for more than ten percent of total revenues.

Prospectus Summary

Overview of the Business, page 1

3.   In the second paragraph, emphasize economic effects of the agreement and plan of merger, rather than reciting the legal mechanics of the transaction. Specifically discuss the assets and business activities of the company prior to the entry into that agreement. The reference to the triangular structure of the transaction appears unnecessary to explain to investors what was acquired and what the company paid. The relationship of Walker Digital Sub to the entities you define as Walker Digital and Walker Holdings is unclear. Please clearly describe the business and activities of Walter Digital that were acquired by the company in the business combination and explain the extent to which technology invention and licensing activities of Walker Holdings were retained by it rather than conveyed (directly or indirectly) to the company in the transaction. Clarify the relationship of Walker Licensing, which you reference under the financial results heading, to this business combination.

4.   Please expand the reference to the patent licensing system to state that the system is in development, has not been completed and may never be developed into a workable or marketable product.

Employees, page 2

5.   Please tell us the number of employees in your ten-employee labor force that currently engage primarily in the development of new technologies. In your response letter, briefly describe the technical backgrounds of those persons. Also, tell us the portion of your labor force that primarily engages in contract negotiation or administration, the identification of unlicensed uses of the registrant's technologies and litigation management. Finally, tell us the number of your employees that engage primarily in administrative activities such as finance, accounting, legal, investor relations and human resources. Information responsive to this comment appears necessary to evaluate your response to prior comment 10 and whether a risk factor regarding limited, current research and development capabilities is warranted.

Risk Factors

Risks Related to Our Company, Our Business and Our Industry

"Historically, our revenue has been generated from settling litigation matters," page 9

6.   Please clarify whether the license agreements that have generated your revenues provided non-exclusive licenses.

Description of Business, page 29

7.   We note the discussion of your intellectual property protection strategy in response to prior comments 2 and 21. Consider combining these responses in a separately captioned heading that addresses your intellectual property protection strategy as it relates to Mr. Walker, your directors in general and your employees.

Overview

Business Overview, page 29

8.   We note your response to prior comment 20 as it relates to Mr. Walker's ranking as the world's 11th most patented living individual, based on U.S. patent issuances. As we were unable to locate this statistic based on the information provided in your response, please provide us with a copy of the relevant portions of the sources you cite. To expedite our review, please clearly mark each source to highlight the applicable portions or sections containing the statistic. Alternatively, delete this claim.

Intellectual Property Enforcement, page 30

9.   Please state the extent to which the $64 million in gross revenue, settlement income and patent sales proceeds is based on patents now owned by the registrant.

Overview of Patent Licensing Platform, page 31

10.   Please more fully describe the current state of development of your patent licensing platform, including a discussion of the barriers to completion.

Employees, page 31

11.   Please clarify that Mr. Walker is not an employee of the company.

Executive Compensation

Amended and Restated 2006 Long-Term Incentive Plan, page 71

12.   Please reconcile the information you provided in response to prior comment 27 with the information provided in your DEF 14C filed October 21, 2013.

Security Ownership of Certain Beneficial Owners and Management, page 76

13.   Please consider adding a column to the table or footnotes to show the percentage of voting power held by each of the principal holders listed in the table to more fully convey to shareholders the impact of the voting rights of the Series B preferred stock.

Certain Relationships and Related Transactions, page 78

14.   We reissue prior comment 31 with respect to its request that you file your engagement agreement with IP Navigation Group as an exhibit.

Compensation Committee Interlocks and Insider Participation, page 81

15.   As indicated in prior comment 32, amend this section to include a description of the related party transactions under this heading that provides the information required by Item 404 of Regulation S-K, rather than simply cross-referencing the related party transaction section. See Item 407(e)(4)(i)(C) of Regulation S-K. If you seek to avoid duplicative disclosure, you may include a cross-reference to the interlocks section in the related party transaction section of the filing.

Part II

Item 16. Exhibits, page II-3

16.   We note your change of corporate name but are unable to locate the amendment to the certificate of incorporation that effected the name change. Please file the amendment or advise us, as applicable.

Item 17. Undertakings, page II-8

17.   We note your revisions in response to prior comment 33. Please ensure that the undertaking conforms to the text located in Item 512(a)(5)(ii) of Regulation S-K.

Please contact Mitchell Austin, Attorney-Adviser, at (202) 551-3574 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP